Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-33779

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 22, 1997)

                                 100,175 Shares

                             TYCO INTERNATIONAL LTD.

                                  COMMON SHARES

                                 --------------

         This Prospectus Supplement and the accompanying Prospectus relate to an aggregate of 100,175 common shares (the "Shares"), par value $.20 per share (the "Common Shares"), of Tyco International Ltd., a Bermuda company ("Tyco" or the "Company"), offered hereby (the "Offering") by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." This Prospectus Supplement should be read in conjunction with the Company's Prospectus dated August 22, 1997 (the "Prospectus"), and this Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information contained herein supersedes the information contained in the Prospectus.

         The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "TYC" as well as on the London and Bermuda Stock Exchanges. On May 6, 1998, the last sale price of the Common Shares, as reported on the NYSE, was $52-7/8 per share.

                                 --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                 --------------

         The Shares may be offered by the Selling Shareholders from time to time in one or more transactions through ordinary brokerage transactions on the NYSE, in the over-the-counter market, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale or at prices otherwise negotiated. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

         The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                                 --------------

             The date of this Prospectus Supplement is May 7, 1998.

         No dealer, salesperson or any other person has been authorized in connection with any offering made hereby to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered hereby, nor do they constitute an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                                 --------------

                              SELLING SHAREHOLDERS

         The Shares offered in the Offering by the Selling Shareholders were issued or are issuable, as the case may be, upon exercise of A Warrants and B
Warrants (as such terms are defined in the Prospectus). See "Selling Shareholders-The Kendall Selling Securityholders" in the Prospectus. The Shares constitute all of the Common Shares owned by the Selling Shareholders.

         The following table sets forth the names of the Selling Shareholders, the number of Common Shares beneficially owned by each Selling Shareholder as of the date of this Prospectus Supplement and the number of Common Shares being offered pursuant to this Prospectus Supplement.

                                                         Number of Shares Being
                                    Number of Shares    Offered Pursuant to This
Name                               Beneficially Owned     Prospectus Supplement

Reliance Insurance Company               49,992(1)                 49,992

Highbridge Capital Corporation           50,183(2)                 50,183

-------------
(1)      Shares acquired upon exercise of 4,664 A Warrants and 4,988 B Warrants.
(2)      Shares issuable upon exercise of 9,689 A Warrants.

                              CURRENT DEVELOPMENTS

         In March 1998, Tyco sold 25.3 million Common Shares in a public offering at $50.75 per share. The net proceeds from the sale were used to repay indebtedness incurred for previous acquisitions. As of April 23, 1998, after the issuance of Common Shares in the public offering, 583,096,885 Common Shares were outstanding.

         On April 20, 1998, Tyco announced that a definitive agreement was signed by a subsidiary of Tyco to acquire the Wells Fargo Alarm business of Borg-Warner Security Corporation for $425 million in cash. Tyco and its subsidiaries review acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

         The Company and Tyco International Group S.A., a Luxembourg company and a direct wholly-owned subsidiary of the Company ("Tyco (Luxembourg)"), have filed a shelf registration statement on Form S-3 for the offering from time to time by Tyco (Luxembourg) of up to $3.75 billion of unsecured debt securities
(the "Debt Securities") that would be guaranteed by the Company. The registration statement was declared effective by the Securities and Exchange Commission on May 1, 1998. Except as otherwise disclosed, the net proceeds from any sale of the Debt Securities would be used to refinance, in part, existing indebtedness, to finance recently announced acquisitions and for general corporate purposes.

RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED MARCH 31, 1998

         On April 21, 1998, Tyco announced results of operations for the second quarter (the "fiscal 1998 second quarter") and the six months ended March 31, 1998. These results, which are presented below, include the operations of ADT Limited ("ADT"; now Tyco), Keystone International, Inc. ("Keystone"), and INBRAND Corporation ("INBRAND"). The merger transactions involving these entities occurred in fiscal 1997 and were accounted for as a pooling of interests. Accordingly, the results reflect the operations of ADT, Keystone and INBRAND for all periods presented, except for the periods prior to January 1, 1997 which do not include INBRAND due to immateriality.

         Diluted earnings per share before extraordinary items increased 66% to $0.48 per share for the fiscal 1998 second quarter, compared to $0.29 for the quarter ended March 31, 1997. Income before extraordinary items increased 88% to $276.2 million in the fiscal 1998 second quarter, compared to $147.3 million in the quarter ended March 31, 1997. Sales increased 22% to $2.85 billion in the fiscal 1998 second quarter from $2.33 billion in the quarter ended March 31, 1997.

         In September 1997, Tyco changed its fiscal year end from December 31 to September 30. In the discussion below, the results of operations for fiscal 1998 compares the second quarter and six months ended March 31, 1998 with the corresponding quarter and six months ended March 31, 1997.

         The following segment discussion is before non-recurring charges and extraordinary items. Earnings of Tyco's Disposable and Specialty Products group increased 35% to $149.4 million in the fiscal 1998 second quarter compared to $110.7 million in the quarter ended March 31, 1997. Results for the fiscal 1998 second quarter reflect lower costs and an expanded base of product offerings and include the operations of Sherwood-Davis & Geck since the date of its acquisition by Tyco in February 1998. Earnings of Tyco's Fire and Security Services group increased 41% to $149.8 million in the fiscal 1998 second quarter compared to $106.0 million in the quarter ended March 31, 1997. Results for this group reflect increased sales and higher operating margins. Earnings of Tyco's Flow Control group increased 25% to $73.4 million in the fiscal 1998 second quarter compared to $58.5 million in the quarter ended March 31, 1997. Increased sales volume in this group was partially offset by the effect of foreign currency fluctuations. Earnings of Tyco's Electrical and Electronic Components group were $92.5 million for the fiscal 1998 second quarter, compared to $28.8 million in the quarter ended March 31, 1997. Results for this group for the fiscal 1998 second quarter include the operations of Tyco Submarine Systems Ltd., which was acquired from AT&T Corp. in July 1997, and also reflect earnings increases in Tyco's Printed Circuit Group. The earnings of Tyco's four business groups are stated prior to deduction for general corporate expenses, interest expense and taxes.

         The following table sets forth the summary results of operations of Tyco for the three- and six-month periods ended March 31, 1998 compared to the three- and six month periods ended March 31, 1997.

T
                                                                THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                     MARCH 31,                        MARCH 31,
                                                                    -----------                      ----------
                                                               1998             1997             1998            1997
                                                          --------------   --------------   --------------   ---------------
                                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)

Sales..................................................        $2,852.0         $2,332.8         $5,539.5        $4,564.9
                                                               ========         ========         ========        ========

Income before income taxes and extraordinary
   items...............................................           406.5            234.4            765.9           333.0
Income taxes...........................................          (130.3)           (87.1)          (248.9)         (117.6)
                                                              ----------       ----------       ----------      ----------
Income before extraordinary items......................        $  276.2         $  147.3         $  517.0        $  215.4
                                                               ========         ========         ========        ========


Earnings per share before extraordinary items (1):
   Basic...............................................       $     0.49       $     0.29       $     0.94      $     0.44
   Diluted.............................................       $     0.48       $     0.29       $     0.91      $     0.43

Common equivalent shares:
   Basic...............................................           560.1            499.5            552.6           489.6
   Diluted.............................................           579.9            529.1            574.1           518.7

--------------------------
(1) Earning per share based on diluted shares assumes conversion of LYONs notes. Accordingly, net interest expense of $2.1 million and $4.3 million, respectively, in the three months and six months ended March 31, 1998 and $3.5 million and $6.8 million, respectively, in the three months and six months ended March 31, 1997 must be added back to income before extraordinary items in order to compute diluted earnings per share.

                                  LEGAL MATTERS

         The validity of the Common Shares offered hereby will be passed upon for the Company by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel of the Company. Certain other legal matters will be passed upon for the Company by M. Brian Moroze, Esq., General Counsel of Tyco International (US) Inc., Exeter, New Hampshire 03833, and Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022, counsel to the Company. Mr. Moroze owns approximately 48,500 Common Shares. Joshua M. Berman, a director and Vice President of the Company, is counsel to the law firm of Kramer, Levin, Naftalis & Frankel and owns 64,000 Common Shares.

                                     EXPERTS

         The consolidated financial statements and financial statement schedule included in Tyco's Transition Report on Form 10-K for fiscal year ended September 30, 1997 and included in Tyco's Current Report on Form 8-K dated April 23, 1998 and incorporated by reference in the Prospectus have been audited by Coopers & Lybrand, independent public accountants, as set forth in their reports included therein. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely Coopers & Lybrand L.L.P. and Arthur Andersen LLP. The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance upon said reports given upon the authority of those firms as experts in accounting and auditing.